Filed by: KLM Royal Dutch Airlines
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: KLM Royal Dutch Airlines
Exchange Act File Number: 001-04059

Legal Information

The combination of KLM and Air France will be implemented through an exchange offer made by Air France to all shareholders of KLM. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”). KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that will be filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Air France, Investor Relations, 45, rue de Paris, 95747 Roissy CDG Cedex, France. (tel: +33 1 41 56 88 60), or KLM, Amsterdamsweg 55, 1182 GP Amstelveen, The Netherlands. Attention: Investor Relations (tel: +31 20 64 93099). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Forward-Looking Statements

The information herein contains, and the Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F. Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

KLM Fact Sheet
Air France Fact Sheet
SkyTeam Fact Sheet
SIGNATURES

Sequential page No.

KLM Fact Sheet	3
Air France Fact Sheet	7
SkyTeam Fact Sheet	11
Signatures	12

KLM Fact Sheet

The Group

In € mln	2000/01	2001/02	2002/03

Turnover	6,960	6,532	6,485
EBITDAR	990	648	606
EBIT	277	-94	-133
Net income	77	-156	-416

The Businesses

KLM Group has four core activities: passenger transport, cargo transport, engineering and maintenance and the operation of charters and low cost/low fare scheduled flights. These activities are performed by the Passenger, Cargo, Engineering & Maintenance businesses and Transavia respectively.

Revenues per segment (€ million)	2000-01	2001-02	2002-03	2002-03%

Passenger	4,545	4,485	4,425	68%
Cargo	1,178	1,067	1,068	16%
Engineering and Maintenance	273	288	329	5%
Transavia	432	445	472	7%
Other revenue	532	247	191	3%
Total turnover	6,960	6,532	6,485	100%

Passenger business

•	4th worldwide in terms of international passengers carried

•	7th worldwide in terms of international passenger kilometres flown

•	19.4 million passengers carried in 2002-03

•	68% of total turnover

•	More than 600 daily flights to 142 destinations in more than 70 countries

•	A fleet of 168 aircraft (of which 22 combi aircraft) as per 31-3-2003

Traffic & capacity (million)	2000-01	2001-02	2002-03

Traffic (RPKs)	60,047	58,447	59,417
Capacity (ASKs)	75,222	74,051	74,825
Load factor (%)	79,8%	78.9%	79,4%

With 19.4 million passengers carried to 142 destinations in more than 70 countries, KLM ranks fourth worldwide in terms of international passengers carried and seventh worldwide in terms of international passenger kilometres flown. KLM cityhopper, a member of KLM Group, is a special network partner engaged chiefly in providing capacity on KLM’s European connections. KLM cityhopper uk, a KLM cityhopper subsidiary, like KLM cityhopper, supplies capacity to KLM, chiefly on connections between the United Kingdom and continental Europe.

In €m	2000-01	2001-02	2002-03

Total passenger turnover	4,545	4,485	4,425
Passenger operating income	-32	-141	-25

Cargo business

•	11th largest airfreight operator worldwide and 5th in Europe in 2002*

•	16% of turnover

•	350 weekly services to some 200 destinations in more than 70 countries

•	A fleet of 22 combi aircraft and 2 freighters as per 31-3-2003

•	Additional Cargo capacity is provided for in the belly of other aircraft

*	excluding integrators

Traffic & capacity (million)	2000-01	2001-02	2002-03

Traffic (RFTKs)	4,146	4,050	4,197
Capacity (AFTKs)	5,783	5,817	5,852
Load factor (%)	71.7%	69.6%	71.7%

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KLM Cargo is the 11th largest airfreight operator worldwide and 5th in Europe according to IATA, based on total scheduled freight tonne-kilometres flown. However, according to the first six months of 2003, KLM is the 8th largest airfreight operator worldwide and 3rd in Europe, in terms of international freight tonne-kilometres flown (excluding integrators). The Cargo business accounts for 16% over the Group’s turnover. With two full freighters and the largest combi fleet in the world and additional capacity provided for in the belly of other aircraft, Cargo has 350 weekly services to some 200 destinations in more than 70 countries.

In €m	2000-01	2001-02	2002-03

Total cargo turnover	1,178	1,067	1,068
Cargo operating income	131	47	72

Engineering and Maintenance

•	3rd worldwide largest aircraft maintenance company affiliated to an airline

•	5% of turnover

•	the 5% only relates to 3rd parties which accounts for 35% of total E&M turnover

•	leader in total care capabilities to Boeing 747’s and 737’s

•	leader in CF6 engines

•	Strategic partnerships with General Electric, Hamilton Sunstrand, Boeing, Honeywell and UTC

KLM’s Engineering & Maintenance Business is one of the three largest aircraft maintenance companies affiliated to an airliner in the world. E&M accounts for 5% of the Groups external turnover. E&M derives 35% of its turnover from third parties. It offers a complete package of maintenance services, ranging from engine, component and airframe overhaul to Total Aircraft Care. It specializes in Boeing 747s and 737s and General Electric CF-6 engines. It has strategic partnerships with General Electric, Hamilton Sunstrand, Boeing, Honeywell and UTC. Since 2002, E&M has worked with General Electric on the maintenance of the latter’s two most successful engine types. For this KLM-GE alliance, a new engine overhaul centre is being built at Schiphol.

In €m	2000-01	2001-02	2002-03

Third party E&M turnover	273	288	329
E&M operating income	54	51	41

Transavia

•	No. 1 Dutch holiday transporter to destinations in and around the Mediterranean, with a market share of over 40%

•	BASIQ AIR is the low cost label within Transavia with 14 destinations in Europe.

•	7% of turnover

•	Profitable for more than 25 years

•	Fleet of 26 aircraft

Transavia flies to over 70 varied, sunny destinations, mainly situated in the Mediterranean area. With a market share of over 40%, Transavia is the largest Dutch holiday transporter to destinations in and around the Mediterranean. Basiq Air is their low-cost label. Basiq Air flies to 14 destinations in the Netherlands, England, France, Spain, Italy and Portugal. The turnover of Transavia represents around 7% of the KLM Group’s turnover. In the year that ended on 31 March 2003, Transavia airlines has for the 25th year in succession succeeded in realizing a positive result. Transavia operates a fleet of 26 aircraft with an average age of 4 years.

In €m	2000-01	2001-02	2002-03

Total Transavia turnover*	432	445	472
Transavia operating income	19	18	28

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The Network

•	More than 125.000 city pair connections

•	More than 350 cities in 73 countries on 6 continents served by the KLM Group and its partners

•	More than 30 partners worldwide

•	On-time arrivals of the intercontinental flights at the Schiphol hub at 85% in 2002/03.

An important aspect of the network philosophy is to offer at least daily frequencies that give passengers ample choice, also with regard to connections. Frequency and choice are two of the key criteria for passengers to fly and continue flying with KLM. The KLM Group offers passengers and airfreight shippers more than 125,000 city-pair connections throughout the world via one or more hubs. KLM Group and its partners serve more than 350 cities, in 73 countries on six continents. Connections that are used by fewer passengers are performed by smaller or regionally stronger airlines from inside or outside KLM Group. With these more than 30 network partners, KLM can offer its customers flights to less popular destinations while maintaining excellent quality standards. Owing to the importance of transfer connections that KLM provides at its hub, operational integrity is very important, not only to keep its promise to customers but also to keep the cost of service recovery as low as possible. On-time arrivals of the intercontinental flights at the Schiphol hub stands at 85% in 2002/03

2002-03 scheduled passenger capacity breakdown per route area (ASK million)

			Central and South		Middle East/
North Atlantic	Asia Pacific	Europe	Atlantic	Africa	South Asia

25%	21%	18%	15%	12%	9%

2002-03 scheduled cargo capacity breakdown per route area (ATK million)

			Central and South		Middle East/
North Atlantic	Asia Pacific	Europe	Atlantic	Africa	South Asia

25%	42%	5%	12%	9%	7%

The Fleet

As of March 31, 2003, the KLM Group’s fleet consisted of 219 aircraft, of which 175 were jet aircraft, 21 turboprop aircraft and 23 training aircraft. KLM has started a fleet replacement program. KLM ordered 10 Boeing 777-200ERs, 3 Boeing 747-400ERFs and 6 Airbus
A330-200s. This represents the first step towards replacing the Boeing 747-300s, MD-11s and Boeing 767-300ERs. The first phase, to replace the entire Boeing 747-300 fleet before 2005, was recently initiated with the delivery of the two Boeing 747-400ERFs in April and May of this year. The first Boeing 777-200ER will enter the fleet as of October 2003. The last Boeing 747-300 will be phased out by the end of December 2004.

KLM’s consolidated fleet as of March 31, 2003

Boeing 747-400 Pax	5
Boeing 747-400 Combi	17
Boeing 747-300 Pax	2
Boeing 747-300 Combi	8
Boeing 747-300 Freighter	2
Boeing MD-11	10
Boeing 767-300ER	12
Boeing 757-200	3
Boeing 737-900	4
Boeing 737-800	29
Boeing 737-700	3
Boeing 737-400	14
Boeing 737-300	23
Fokker 100	15
Fokker 70	20
Fokker 50	18
BAe146-300	8
ATR 72	3

Total	196

Owned	30%
Financial leases	37%
Operational leases	33%

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The partners

•	Full-fledged joint venture with Northwest Airlines on North Atlantic routes and flights between The Netherlands and India

•	Joint venture on Europe-Africa services with Kenya Airways*, codesharing etc.

•	Other codeshare partners are: Malev, Malaysia Airlines, Continental Airlines, TAM, China Southern and Air Europa.

*	KLM has a 26% share holding in Kenya Airways Ltd.

KLM has a joint venture with Northwest Airlines relating to operations on the North Atlantic routes, the routes between The Netherlands and India and related feeder routes. The North Atlantic routes comprise all air traffic between the United States, Canada and Mexico on the one hand and Europe on the other. This joint venture relates to both passenger and cargo traffic. Each partner contributes to the joint venture the difference between its traffic revenues and operating expenses and shares on a 50/50 basis in the total contribution generated.

Europe & Africa	air Alps, Air Europa, Aer Lingus, Comair Limited, CSA Czech Airlines, Cyprus Airways, Kenya Airways, KLM cityhopper, KLM exel, Lithuanian Airlines, Maersk Air, Malev, Martinair, Meridiana, SNCF (railway company), Thalys (railway company), Transavia Airlines and Ukraine International.
Middle East and Asia	China Southern, jet Airways and Malaysia Airlines
The America’s Cargo partners	Alaska Airlines, Continental Airlines, Surinam Airways and TAM Brazil Northwest Airlines, Nippon Cargo Airlines, malaysia Airlines, Kenya Airways, Martinair Cargo en TNT.

The hub

Schiphol is the 4th largest airport and the 3rd largest hub in Europe. It serves over 40 million passengers per year and has more than 1,240,000 tonnes of cargo. Schiphol serves 113 European and 92 international destinations and serves per week 3,110 European and 560 international flights. 40% of its passengers are transfer passengers. In 2002 Schiphol recorded 401,000 flight movements and it expects that to grow to 416.000 in 2003. On February 20, 2003 a fifth runway, known as the Polder Runway, was taken into service at Schiphol. Initially, the new runway was used only at night, but since 11 June the runway has also been used for take-offs and landings during the day. The new runway system will become fully operational in November. The new runway is key to maintaining Amsterdam Airport Schiphol’s position as a major European hub. It will enable the airport to accommodate future air traffic growth so that the airport can continue to compete with other European airports. Moreover, overall noise impact in the airport environs is anticipated to decrease. It will allow further growth in the aviation sector until 2010 as well as reduced noise impact above residential areas. The new runway will enable Amsterdam Airport Schiphol to retain its position as a European hub.

Investment proposition

KLM’s strategy is consistently built on two fundaments:

—	Strengthening the standalone position

—	Participating in global alliance

In order to structurally lower its cost base, KLM has embarked a structural cost savings program. Under the program, KLM is fully committed to improve its operating income by € 650 million as of April 1, 2005. Of this € 650 mln, an amount of € 350 mln will come from internal cost savings, € 163 mln from fleet renewal and network adjustments and € 163 mln from external cost savings.

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Air France Fact Sheet

A European leader in the air transport industry

The three core businesses of the Air France Group are passenger and cargo transport, and aircraft maintenance services.

A pure air transport player

Turnover per activity (in €m)	2000-01	2001-02	2002-03%

Passenger	10,022	10,378	10,527	83.0%
Cargo	1,491	1,448	1,479	11.6%
Maintenance	566	548	540	4.3%
Others	201	154	141	1.1%

Total turnover	12,280	12,528	12,687	100.0%

Passenger operations

•	3rd worldwide in terms of international passenger transportation (source IATA) and 1st in Europe (source AEA)

•	42.9 million passengers carried in 2002-03

•	83% of total turnover

•	1,800 daily flights to 198 destinations in 83 countries

•	A fleet of 360 aircraft in operation as at 31 March 2003

With 42.9 million passengers carried to 198 destinations in 83 countries, Air France ranks third worldwide in terms of international passenger transportation and first in Europe in terms of traffic. The Air France Group has also developed its regional capacity with the acquisition of three regional subsidiaries: Regional, Brit Air and City Jet.

Passenger transportation is Air France Group’s core activity with revenues amounting to €10.5 bn, or 83% of total turnover.

In millions	2000-01	2001-02	2002-03

Capacity in ASKs	123,777	127,819	131,247
Traffic in RPKs	94,828	97,167	99,960
Load factor	76.6%	76.0%	76.2%

In €m	2000-01	2001-02	2002-03

Total passenger turnover	10,022	10,378	10,527
Passenger operating income	355	128	101

Cargo operations

•	4th largest airfreight operator worldwide (source IATA)[1]

•	11.6% of total turnover

•	1,700 daily flights to 202 destinations in 91 countries

•	A fleet of more than 240 passenger aircraft and 13 freighters

•	A global and integrated offer thanks to SkyTeam Cargo

[1]	excluding integrators such as FedEx and UPS.

Operating under the brand name Air France Cargo, the Air France Group has successfully developed its airfreight business, ranking fourth worldwide for international cargo transportation and second worldwide for the carriage of air mail. Cargo is the second core business of the Air France Group with revenues amounting to €1.5 bn in 2002-03.

In millions	2000-01	2001-02	2002-03

Capacity in ATKs	7,918	7,919	8,339
Traffic in RTKs	5,117	5,119	5,445
Load factor	64.6%	64.6%	65.3%

In €m	2000-01	2001-02	2002-03

Total cargo turnover	1,491	1,448	1,479
Passenger operating income	34	5	48

Maintenance operations

•	2nd largest operator worldwide in multi-product aircraft maintenance (source Air France)

•	4.3% of total turnover

•	over 100 clients around the world

•	leader in component support services for A320, A330 and A340 aircraft

•	leader in CFM56-5 engine maintenance

The Air France Group is the second largest operator worldwide in multi-product aircraft maintenance. In addition to maintaining its own fleet, Air France provides maintenance services to more than 100 clients around the world.

In €m	2000-01	2001-02	2002-03

Maintenance turnover	566	548	540
Maintenance operating income	19	26	67

A well-balanced network

•	93% of non-stop long-haul flights

•	Minimum of 1 daily flight on 60% of long-haul destinations

•	Minimum of 3 daily flights on 80% of domestic and European destinations from Paris

With 198 destinations in 83 countries, the Air France Group operates an extensive route system, both domestically and internationally.

The network of Air France is structured around three principal bases:

•	Paris-Charles de Gaulle, Air France’s hub for long and medium-haul traffic,

•	Paris-Orly, used for Air France’s shuttle service and coverage of the domestic market

•	Lyon-Saint Exupéry, Air France’s hub for inter-regional services between cities in France and Europe.

Thanks to its well-balanced network, Air France is not solely dependent on any one market, and each market reacts differently to the economic or geopolitical environment.

2002-03 scheduled passenger turnover breakdown per destination (in €m)

				Africa-Middle	Caribbean
France	Europe	Americas	Asia	East	Indian Ocean	Total

1,914	2,567	1,966	1,174	1,098	994	9,713
19.7%	26.5%	14.1%	12.1%	11.3%	10.2%	100.0%

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Fleet

As of March 2003, Air France fleet comprised 257 aircraft including 249 in operation. The subsonic fleet has an average age of 8.5 years which breaks down into 7.4 years for the long-haul fleet and 8.6 years for the medium-haul fleet. The regional fleet amounted to 124 aircraft including 111 in operation.

Air France’s fleet development is based on a twofold policy combining flexibility and rationalization.

Air France fleet as at 31 March 2003

Concorde	5
A340-300	22
A330-200	10
B777-200	25
B474-400	14
B747-200/300	12
B767-300	4

Long-haul fleet	92

B747-200/400 freighter	13

Cargo fleet	13

A319-100	39
A320-100/200	66
A321-100/200	14
B737-300/500	33

Medium-haul fleet	152

Total Air France fleet	257

Owned	50%
Finance lease	12%
Operating lease	38%

Regional fleet as at 31 March 2003

ATR42-300	3
CRJ 100	21
CRJ 700	8
Fokker 100	13
Bae 146	12
Embraer RJ 145	25
Embraer RJ 135	9
Embraer 120	16
Beech 1900	9
Saab 2000	8

Total regional fleet	124

Owned	11%
Finance lease	32%
Operating lease	57%

A strong global alliance

Together with Aeromexico, Delta Air Lines and Korean Air, Air France launched the SkyTeam alliance in June 2000. The European arm of the alliance was further strengthened with the integration of Czech airline CSA and Alitalia in 2001.

The six SkyTeam members operate around 7,700 daily flights to 500 destinations in 110 countries. Through the SkyTeam alliance, Air France is able to offer a worldwide network structured around 6 hubs located in Paris, Atlanta, Cincinnati, Rome, Prague and Seoul.

In the two years since its founding, SkyTeam has become one of the industry’s three major alliances with 12% market share (source IATA 2002.

Besides this alliance, Air France has also signed special agreements with more than 40 or so partners over the world. Code-share agreements include Adria Airways, Air Austral, Air Mauritius, China Estern, Finnair, Japan Air Lines, Luxair, Maersk Air, Malev, Portugalia, Royal Air Maroc, South African, TAM, Tunisair...

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An efficient hub

An efficient hub...

With over 16,000 weekly connections between medium and long-haul flights in under two hours, the Air France hub at Paris-CDG is the most efficient in Europe and attracts passengers from all over the world. Leveraging traffic growth in economic upturns, Air France’s hub has also proved to be very effective during crisis periods.

...benefiting from expanding airport infrastructures

Whilst most major European airports face capacity constraints, Paris-Charles De Gaulle benefits from further development potential. As from 2004, the four runways are expected to become simultaneously operational, thereby increasing the number of take-offs and landings. In addition, Paris-Charles De Gaulle will benefit from further capacity expansion with the gradual opening of Terminal 2E and its satellites.

A profitable growth strategy based on strong fundamentals

Profitability safeguarded despite the 2-year crisis

In €m	2000-01	2001-02	2002-03	2002-03*

Turnover	12,280	12,528	12,687	12,687
EBITDAR	1,610	1,650	1,992	1,738
EBIT	355	157	162	137
Operating income	443	235	192	172
Group net income	421	153	120	107

*	pro forma: before application of the new accounting standards regarding major repairs (IAS 16/SIC23)

A flexible investment policy adapted to the economic environment

In €bn	2000-01	2001-02	2002-03	2002-03*

Net capital expenditure	1.88	1.45	1.41	1.16
Operating cash flow	1.18	1.02	1.12	0.86

*	pro forma: before application of the new accounting standards regarding major repairs (IAS 16/SIC23)

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SkyTeam Fact Sheet
Updated Summer 2003

	SkyTeam	AM	AF	AZ	OK	DL	KE

Destinations - Summer 2003 (1)	500	49	191	87	66	237	85

Countries - Summer 2003	110	7	80	45	40	28	28

Daily Departures - Summer 2003 (2)	7,698	150	1,800	786	78	4,501	383

Annual Passengers - June 2003 (3)	212.0 million	8.6 million	42.9 million	21.9 million	3.16 million	113.8 million	21.6 million
			IATA 02-03	(year 2002)

Employees - June 2003 (5)	182,783	6,669	71,525	22,626	4,619	59,666	17,678

Fleet - June 2003 (4)	1,208	67	245	193	35	551	117
	Plus 509 from		Plus 111 from			Plus 398 from related
	related carriers		related carriers			carriers

Operating Revenue - CY 2002		1.02 billion USD	12.69 billion EUR IATA 02-03	4.25 billion EUR	517.5 million USD	13.3 billion USD	5.2 billion USD

Frequent Flyer Members - June 2003	53.9 million	1.6 million	6.1 million	1.8 million	0.94 millon	33.8 million	9.7 million

Number of Lounges Offered - June 2003 (9)	336 (including 37 shared)	12	109	58	25	54	41

CEO		Arturo Barahona	Jean-Cyril Spinetta	Francesco Mengozzi	Jaroslav Tvrdik	Leo F. Mullin	Y. H. Cho

Headquarters		Mexico City, Mexico	Paris France	Rome, Italy	Prague, Czech Republic	Atlanta, GA USA	Seoul, Republic of Korea

Year of Formation	2000	1934	1933	1946	1923	1924	1969

Website Address	www.skyteam.com	www.aeromexico.com	www.airfrance.com	www.alitalia.com	www.czechairlines.com	www.delta.com	www.koreanair.com

Related Carriers (5)		Aerolitoral	Regional, CityJet, Britair	Alitalia Express S.p.A. Eurofly S.p.A.* (*sold in Sept 03)	none	Comair, Atlantic Southeast, SkyWest, Atlantic Coast, Song	none

Major hubs	Atlanta - ATL	Mexico City - MEX	Paris - CDG	Roma - FCO	Prague - PRG	Atlanta - ATL	Seoul - ICN
	Mexico City - MEX	Monterrey - MTY	Paris - ORY	Milano - MXP		Cincinnati - CVG	Seoul - SEL
	Milano - MXP	Guadalajara - GDL	Lyon - LYS			Dallas-Ft. Worth - DFW	Busan - PUS
	Paris - CDG	Hermosillo - HMO				Salt Lake City - SLC	Jeju - CJU
	Prague - PRG					New York-Kennedy - JFK
Roma - FCO
Seoul - ICN

Ownership - June 2003		Gruppo Cintra	Employees 13%	Treasury Ministry: 62.3	National Property Fund: 56%	Institutional: 84.6%	Public : 99.8%
		(Holding Company)	State 54.4%	Public + Employees 37.7%	Consolidation Bank: 35%	Retail: 1.2%	Employee 0.2%
			Air France 1.4%		Other Public: 9%	Employee: 14.2%
			Public 31.2%			(as of Mar03)

Notes:

1	Airports (no cities). Including wet-lease and franchise; excluding code share only-marketing stations; including Cargo

2	Including wet-lease and franchise; excluding code share; including Cargo

3	Including wet-lease and franchise and code share

4	Mainline fleet; related carriers should be noted separately

5	“Related” means “Controlled” (i.e. 51% or more)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: October 2, 2003	By	/s/ P.F. Hartman

Name: P.F. Hartman Title: Managing Director & COO

	By	/s/ R.P. Hoytema van Konijnenburg

Name: R.P. Hoytema van Konijnenburg Title: SVP Finance